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[NEW WEST EYEWORKS LOGO]

                                                                   July 20, 1998

Dear Stockholder:

I am pleased to inform you that on July 13, 1998, New West Eyeworks, Inc., a Delaware corporation ("New West"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with National Vision Associates, Ltd., a Georgia corporation ("National Vision"), and NW Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of National Vision ("Purchaser"). In the Merger Agreement, Purchaser has agreed to offer to purchase all of the issued and outstanding shares of New West's Common Stock at a price of $13.00 net per share payable in cash through a tender offer to the stockholders of New West. The Merger Agreement provides for a subsequent merger at which time Purchaser will pay the same price per share paid pursuant to the tender offer for any remaining issued and outstanding shares of New West's Common Stock.

Based in part on the opinion of EVEREN Securities, Inc., New West's financial advisor, that the consideration to be paid to stockholders of New West in the Merger Agreement is fair to the stockholders from a financial point of view, your Board of Directors has unanimously approved the tender offer and the Merger Agreement and determined that the terms of the tender offer and merger are fair to and in the best interest of the stockholders of New West. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

In arriving at its decision to recommend the tender offer, the Board of Directors gave careful consideration to a number of factors that are described in New West's attached Schedule 14D-9. Also enclosed is Purchaser's Offer to Purchase and related materials, including a letter of transmittal to be used in tendering your shares. These documents describe in detail the terms and conditions of the tender offer and the merger and provide instructions on how to tender your shares and who to contact if you have questions. I urge you to read these materials carefully.

New West is not soliciting a vote of the stockholders with respect to the merger at this time. If a stockholder vote is required to approve the merger, a Proxy Statement will be mailed to stockholders of New West in connection with a special meeting of stockholders to be called to vote upon the merger.

On behalf of New West's Board of Directors, I thank you for the support you have given New West over the years.

Sincerely,

/s/ Ronald E. Weinberg
RONALD E. WEINBERG
Chairman of the Board

2104 West Southern Avenue, Tempe, Arizona 85282
       602.438.1330 - Fax 602.431.1060